

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 14, 2017

Dr. Gergely Toth
Chief Executive Officer
Cantabio Pharmaceuticals Inc.
1250 Oakmead Pkwy
Sunnyvale, CA 94085

      Re: **Cantabio Pharmaceuticals Inc.**
              Form 10-K for Fiscal Year Ended March 31, 2017
              Filed June 30, 2017
              File No. 000-54906

Dear Dr. Toth:

On August 11, 2017, we completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Tim Dockery, Esq.
       Ortoli Rosenstadt LLP